UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-7758

REPORT FOR PERIOD

April 1, 2005 to June 30, 2005

PURSUANT TO RULE 24

In the matter of:

CSW Energy, Inc.
Columbus, Ohio 43215

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), a wholly owned subsidiary of AEP Utilities, Inc. Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects (“IPP’s”).

Attached is the information required pursuant to HCAR 35-26417.

(1)	A balance sheet as of the relevant report date. See Exhibit A.

(2)	Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3)	Name, owner, and location of each IPP served by CSW Energy during the quarter. None.

(4)	The amount of compensation received for each IPP project. None.

(5)
Information on intercompany transactions with CSW Energy related to CSW Energy’s consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and (c) the total dollar amount of services provided, broken down by associate company.   None.

Exhibit A
CSW Energy, Inc.
Balance Sheet
June 30, 2005
(Unaudited)
($000‘s)

Assets

Current Assets:
Cash and Cash Equivalents	$7,143
Advances to Affiliates	7,787
Accounts Receivable	3,148
Income Tax Benefit	4,933
Prepaid Expenses and Other	3,523
Total Current Assets	26,534

Investments In and Advances to Energy Projects	36,778

Other Assets:
Construction in Progress and Project Development Costs	17
Property, Plant, and Equipment, net	118,853
Other	1,553
Total Other Assets	120,423

Total Assets	$183,735

Liabilities and Shareholder's Equity

Current Liabilities:
Accounts Payable	$256
Accounts Payable - Affiliated	1,466
Long-term Debt Due Within One Year	8,106
Accrued Liabilities and Other	1,490
Total Current Liabilities	11,318

Long-term Debt	55,595
Deferred Income Taxes	54,828
Other	6,382
Total Liabilities	128,123

Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-in-Capital	72,233
Accumulated Deficit	(16,622)
Total Shareholder's Equity	55,612

Total Liabilities and Shareholder's Equity	$183,735

Exhibit B
CSW Energy, Inc.
Statements of Operation
For the Twelve Months Ended June 30, 2005 and 2004
(Unaudited)
($000‘s)

	2005	2004
OPERATING REVENUE:
Electric Revenues	$13,167	$13,586
Equity in Income from Energy Projects	4,878	17,808
Operating and Maintenance Contract Services	11,641	12,748
Other	(471)	1,770
Total Operating Revenues	29,215	45,912

OPERATING EXPENSES:
Operating, Maintenance and Supplies	10,186	11,480
Depreciation and Amortization	7,674	6,959
Salaries, Wages and Benefits	4,037	4,641
General and Administrative Expenses	8,300	11,346
Total Operating Expenses	30,197	34,426

INCOME (LOSS) FROM OPERATIONS	(982)	11,486

OTHER INCOME (EXPENSE):
Interest Income	8,732	3,038
Interest Expense	(5,049)	(8,712)
Sale of Project Ownership Interest	104,623	-
Provision for Asset Impairment	(1,650)	(70,000)
Other	3,002	7,299
Total Other Income (Expense)	109,658	(68,375)

INCOME (LOSS) BEFORE INCOME TAXES	108,676	(56,889)

INCOME TAX EXPENSE (BENEFIT)	34,286	(26,072)
INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	74,390	(30,817)

DISCONTINUED OPERATIONS, NET OF TAX	-	993

NET INCOME (LOSS)	$74,390	$(29,824)

S I G N A T U R E

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 24th day of August, 2005.

/s/  Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation